175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232

Michael E. Hicks

Senior Vice President and

Chief Financial Officer

September 30, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien
Division of Corporate Finance

Re:	OMNOVA Solutions Inc. Response to Staff Comments on Form 10-K for the Fiscal Year Ended November 30, 2008 and Form 10-Q for the Period Ended May 31, 2009

File No. 001-15147

Dear Mr. O’Brien:

We refer to your letter dated September 15, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the Fiscal Year Ended November 30, 2008 and Form 10-Q for the Period Ended May 31, 2009 of OMNOVA Solutions Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding the response thereto.

In connection with our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Terence O’Brien

September 30, 2009

Form 10-K for the Fiscal Year Ended November 30, 2008

Management’s Discussion and Analysis, page 20

1. We note from page 7 that you completed the acquisition of the minority interests in your joint venture businesses, DPS and CPD, on January 8, 2008, but that the acquisition was effective December 31, 2007. Please tell us what the designated date is pursuant to paragraph 48 of SFAS 141 and whether you had to adjust the cost of the acquired entities and net income otherwise reported to compensate for recognizing income before consideration was transferred.

Response:

Paragraph 48 of SFAS 141 states that the designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date. The agreements for the Company’s acquisition of the minority interest in its joint venture businesses were signed on December 31, 2007 and the Company assumed control of the businesses on that date, subject to a condition subsequent that certain closing deliveries be made on or before January 8, 2008. The designated date of the acquisition was December 31, 2007. All rights and obligations transferred to the Company on that date. No adjustment was required to be made to the purchase price or funds transferred to the seller.

Financial Resources and Capital Spending, page 27

2. You disclose on page 28 that if the average excess availability of the Facility falls below $20 million during any fiscal quarter, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 as defined in the agreement. We note from page 55 that the Company was in compliance with this requirement and the fixed charge coverage ratio was 2.3 to 1 for the fourth quarter of 2008. The ratio was 2.7 to 1 for the first quarter of 2009 and 3.3 to 1 for the second quarter of 2009. Therefore, it appears that the average excess availability of the Facility had fallen below the $20 million threshold during these quarters. Given the substantial amount of debt you have, please revise future filings to disclose this fact, to define average excess availability, and to quantify this measure for the affected period(s).

Response:

The Company did not intend to imply that it did not have average excess availability under the facility and, therefore, had to be in compliance with its fixed charge coverage ratio. The Company was attempting to simply state what the requirements were under the loan agreement.

The Company’s average excess availability under the facility for the fourth quarter of 2008, the first quarter of 2009 and the second quarter of 2009 was $31.5 million, $27.7 million and $33.6 million, respectively. In future filings, the Company will define the average excess availability as the daily amount available for borrowing under the facility during the fiscal quarter, what the amount of the excess availability is and that it was in compliance with this requirement under its loan agreement.

The following disclosure will be included in the Company’s third quarter report on Form 10-Q:

If the average excess availability of the Facility falls below $20 million during any fiscal quarter, the Company must then maintain a fixed charge coverage ratio greater than 1.1 to 1 as defined in the agreement. Average excess availability is defined as the average daily amount available for borrowing under the Facility during the Company’s fiscal quarter. The Company was in compliance with this requirement as the average excess availability did not fall below $20 million and was $50.7 million during the third quarter of 2009.

Securities and Exchange Commission

Attention: Terence O’Brien

September 30, 2009

3. Please tell us what the nature of the interest rate swap reserve of $4.8 million at November 30, 2008 is and/or its purpose, as mentioned on page 29, and the factors that would contribute to any related increases or decreases.

Response:

The interest rate swap reserve of $4.8 million at November 30, 2008 mentioned on page 29 is the value of the Company’s $50.0 million notional interest rate swap as calculated by the Company’s Senior Secured Revolving Credit Facility (“Facility”) Lender. The Facility Lender uses this amount to reduce the Company’s borrowing availability under the Facility. The swap reserve of $4.8 million as calculated by the Facility Lender is not at fair value, as it does not contemplate the credit risk of the Company. The consideration of credit risk by the Company reduced the $4.8 million to a fair value of $3.7 million as disclosed on page 28 of Management’s Discussion and Analysis and Note R of the Consolidated Financial Statements.

The factors that would contribute to any related increases or decreases would be changes in the three month LIBOR rate and expected future yield curve of similar derivative instruments.

The Company will clarify its disclosure in future filings to distinguish the difference between the swap reserve and the fair value measurement of the swap. The Company would anticipate that its disclosure would be the following:

In connection with the Term Loan, on May 22, 2007, the Company amended its Senior Secured Revolving Credit Facility (“Facility”). The Facility was increased to $80 million from $72 million and extended until May 2012. In January 2008, the Facility was increased to $90 million. The Facility is secured by domestic accounts receivable and inventory (collectively the “Eligible Borrowing Base”) and intangible assets. Availability under the Facility will fluctuate depending on the Eligible Borrowing Base and is determined by applying customary advance rates to the Eligible Borrowing Base including a reserve as calculated by the Lenders for the Company’s interest rate swap (“interest rate swap reserve”).

Securities and Exchange Commission

Attention: Terence O’Brien

September 30, 2009

At August 31, 2009, the Company had $73.3 million of eligible inventory and receivables to support the eligible borrowing base which is capped at $90.0 million under the Facility. At August 31, 2009, outstanding letters of credit were $3.0 million, the interest rate swap reserve was $4.7 million, there were no amounts borrowed under the Facility and the amount available for borrowing under the Facility was $65.6 million.

Contractual Obligations, page 29

4. In future filings, please revise your table of contractual obligations as follows:

•

Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

•

Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

•

To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swap, please disclose estimates of the amounts you will be obligated to pay. Refer to Item 303(a)(5) OF Regulation S-K.

Response:

The Company will revise its table of contractual obligations in its next Annual Report on Form 10-K to include:

(a) its interest payments using the same time frames stipulated in the table and its assumptions for its estimated variable rate interest payments;

(b) its pension plan funding contributions for the following year and will include a footnote to the table that discusses the basis for the inclusion or exclusion of these obligations and will explicitly state the periods for which no amounts have been included in the table.

(c) the estimated amount that it would be obligated to pay under its interest rate swap agreement if it were to settle the swap agreement at that date and the various factors that could potentially affect that settlement.

Securities and Exchange Commission

Attention: Terence O’Brien

September 30, 2009

Form 10-Q for the Period Ended May 31, 2009

Management’s Discussion and Analysis, page 17

5. You state on page 19 that the improved gross margin of 24.8% for the second quarter of 2009 from that of the second quarter of 2008 of 15.4% was primarily due to lower costs for raw materials and a reduction in manufacturing costs. You state that the improved margin for the first half of 2009 was primarily due to lower costs for raw materials and a reduction in manufacturing and cost variances, partially offset by the pension plan curtailment charge. Please explain to us the reason(s) for the reduction in manufacturing costs. If management has decided to not produce as much product given the current environment, please explain to us the future impact to your operating results and financial condition.

Response:

Due to the current economic environment, the Company has experienced a reduction in its manufacturing volumes. Because of the lower volumes, the Company has had to control its costs through reductions in employment levels, overtime scheduling and various reductions in employee compensation and benefit programs. The Company has also experienced related manufacturing cost reductions in utility, inbound and outbound freight and warehouse expenses due to lower production.

The Company does not expect its operating results or financial condition to be materially impacted because the Company has been able to balance its manufacturing costs with its current production volume as well as maintain or improve its product pricing relative to its raw material costs.

Please contact me at (330) 869-4232 if you have any questions or further comments that can be discussed directly. Thank you.

Sincerely,

/S/ MICHAEL E. HICKS
Michael E. Hicks
Senior Vice President and Chief Financial Officer